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NH
3/28

SECU  SION

06005607

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4 1 6 9 1

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING____12/31/05____
 MM/DD/YY   MM/DD/YY   2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hobert & Svoboda, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

350 Bishops Way, Suite 206
_____
(No. and Street)

Brookfield   WI   53005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leonard Hobert   (262) 782-8900
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
_____
(Name – if individual, state last, first, middle name)

13116 South Western Avenue,   Blue Island,   Illinois   60406
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 14 2006 E

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Leonard Hobert_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Hobert & Svoboda, Inc._____, as
of _____December 31,_____, 20_05___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____   _____
                                                         Signature

                                                    __Chief Executive Officer__
                                                         Title

_____
                Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HOBERT & SVOBODA, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Hobert & Svoboda, Inc.

We have audited the accompanying statement of financial condition of Hobert & Svoboda, Inc. as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hobert & Svoboda, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 1, 2006

HOBERT & SVOBODA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 234,515
Advisory fees receivable	297,256
TOTAL ASSETS	**$ 531,771**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Related party payable	$ 54,737

SHAREHOLDERS' EQUITY

Common stock, $1 par value; authorized 56,000 shares; issued and outstanding 700 shares	$ 700
Additional paid-in capital	6,300
Retained earnings	470,034
Total Shareholders' Equity	$ 477,034
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 531,771**

The accompanying notes are an integral part of this financial statement.

HOBERT & SVOBODA, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a wholly-owned subsidiary of Hobert & Svoboda Enterprises, Inc. and was incorporated in the state of Wisconsin on August 15, 1989. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is providing securities investment advice. Operations began in December, 1989.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date. Revenue from advisory fees are recognized when the activity has been performed.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date when purchased by the Company of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HOBERT & SVOBODA, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005 the Company's net capital and required net capital were $179,778 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 30%.

NOTE 3 - RELATED PARTY TRANSACTIONS

Two Company officers are responsible for a majority of the commissions and fees earned by the Company for the year ended December 31, 2005. No compensation has been paid to these officers regarding these commissions and fees.

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Hobert & Svoboda Enterprises, Inc. (parent). For the year ended December 31, 2005 the parent has paid substantially all overhead and operating expenses incurred by the Company. Pursuant to a written agreement, the Company incurred to the parent $1,192,934 in expenses and of this amount, $54,737 was owed at December 31, 2005. The expenses incurred are as follows:

Expense	Amount
Compensation and related expenses	$ 735,403
Communications	31,322
Occupancy	51,651
Other	374,588
Total	$ 1,192,964

NOTE 4 - INCOME TAXES

Beginning October 1, 1993, the Company has reported its income for federal income tax purposes on a consolidated basis with the income of its parent company, Hobert & Svoboda Enterprises, Inc. The Company is required to file separately for state income tax purposes. The Company has a state net operating loss carry forward of $16,985 that can be used to offset future state taxable income.